SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                   Commission File Number 0-752

                      NOTICE OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
              [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: December 31, 1997
[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:_____________________
________________________________________________________________

                 Part I. Registrant Information

Full name of registrant: Westmoreland Coal Company

Former name if applicable:______________________________________

Address of principal executive office (street and number):
    2 North Cascade Avenue Holly Sugar Building - 14th Floor

City, State and Zip Code: Colorado Springs, CO 80903

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                 Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On December 23, 1996, Westmoreland Coal Company and four subsidiaries, Westmoreland Resources, Inc., Westmoreland Coal
Sales Company, Westmoreland Energy, Inc., and Westmoreland
Terminal Company (the "Debtor Corporations"), filed voluntary petitions for reorganization under Chapter 11 of the United
States Bankruptcy Code. A deadline of April 15, 1998 has been fixed for the filing of the Debtor Corporations' amended disclosure statement relating to its plan of reorganization under chapter 11. The information required to be set forth in the disclosure statement overlays that required to be set forth in Form 10-K. For reasons related to the Debtor Corporations' reorganization proceeding, revisions to the disclosure statement will continue to be made until that statement is required to be filed on April 15, 1998. Moreover, the Company's latest Form 10-K must be filed as a part of the disclosure statement. The Company wants to insure fairness, adequacy and consistency of disclosure between the Form 10-K for the period ending December 31, 1997, and the amended disclosure statement. Concurrent filing of the Form 10-K and amended disclosure statement on April 15, 1998, will help provide for that.
     In addition, results of operations have not been finalized pending completion of certain actuarial analysis and are also subject to year end audit.

                   Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

              Robert J. Jaeger          (719) 442-2600
              ----------------        ------------------
                   (Name)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant to file such report(s) been filed? If the answer is no, identify report(s).

                        [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [X] Yes   [ ] No

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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects net income of approximately $30.0 million to $45.0 million for 1997 compared to net income of $38.3 million for 1996. Earnings for 1997 include the recognition of significant unusual credits relating to a curtailment gain associated with post retirement medical benefits and a change in the estimates of the liabilities associated with pneumoconiosis benefits and UMWA pension withdrawal. These results have not been finalized pending completion of certain actuarial analysis and are also subject to year end audit.


                    Westmoreland Coal Company
                    -------------------------
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 1998             By:  /s/  Robert J. Jaeger
       --------------                  ---------------------
                                       Senior Vice President-
                                       Finance and Treasurer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act, the information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on Form
     12b-25 but need not restated information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.